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                                                               EXHIBIT (A)(1)(H)
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                                     [LOGO]

Dear Fellow Shareholder:

    Hawaiian Airlines, Inc., a Hawaii corporation, is offering to purchase up to 5,880,000 shares of its common stock from existing shareholders. The price will be $4.25 per share.

    On May 30, 2002, the last trading day prior to the announcement of the offer, the price per share for the last trade for the shares on the American Stock Exchange was $3.25. Any shareholder whose shares are purchased in the offer will receive the total purchase price in cash and will not incur the usual transaction costs associated with open market sales.

    The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. If you desire to tender your shares, the instructions on how to tender shares are also explained in detail in the accompanying materials.

    Neither Hawaiian nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares. Each shareholder must make the decision whether to tender shares and, if so, how many shares should be tendered. Some of our directors and executive officers have indicated that they intend to tender shares in the offer. In addition, Airline Investors Partnership, L.P. (AIP), our majority shareholder, has informed us that it will tender all 18,181,818 shares in the offer, on the condition that in no event will we accept for payment more than that number of AIP's shares that would cause its ownership interest in Hawaiian, following completion of the offer, to be less than or equal to 50.0%. Therefore, the number of shares that shareholders tender likely will be reduced pursuant to applicable proration procedures.

    Please note that the offer will expire at 12:00 midnight, New York City time, on June 27, 2002, unless it is extended. Questions with respect to the offer should be referred to Mellon Investor Services LLC, the Information Agent, at (800) 549-9249 (toll free throughout the U.S.).

    In addition, we have tentatively scheduled our 2002 annual meeting of shareholders for August 23, 2002 and will set a new record date for the annual meeting, which is expected to be in early July. Definitive proxy materials relating to the annual meeting will be mailed to shareholders after the record date.

    On behalf of your Board of Directors, thank you for your continued interest and support.

                                          Sincerely yours,

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                                          John W. Adams
                                          Chairman of the Board of Directors,
                                          Chief Executive Officer and President